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                                                               Exhibit 99(b)(3)


            [LETTERHEAD OF A.O. ADAV FINANCIAL CONSULTANTS LTD.]


                                                     Tel Aviv, December 15, 1998


Messrs:
The Board of Directors of IDB Development Corporation Ltd.
3 Daniel Frisch Street
Tel Aviv.


Dear Members of the Board of Directors,

        RE:  OPINION DATED OCTOBER 15, 1998 RELATING TO THE FAIRNESS
         OF THE EXCHANGE RATIO OF THE SHARES OF DISCOUNT INVESTMENT
       CORPORATION LTD. AND SHARES OF PEC ISRAEL ECONOMIC CORPORATION
       --------------------------------------------------------------

1. On October 15, 1998 an Opinion was submitted to you (hereinafter: "the Opinion") relating to the fairness of the exchange ratio determined in the context of an agreement for the transfer of 14,937,792 common shares of US dollar 1 par value each of the PEC Israel Economic Corporation ("PEC"). We were requested by you to check whether there were significant developments or changes from the date of the Opinion relating to the value of the net assets of the companies which would require a change in the Opinion.

2. As we stated in our Opinion, in view of the similarity of the investments portfolio of the two companies, the exchange ratio has a low sensitivity to reasonable changes in the values of the companies held by Discount Investments and PEC.

3. In order to check the aforementioned we studied the amended Immediate Report of IDB Development, the financial statements of Discount Investments, PEC and important companies included in their investment portfolios for the third quarter of 1998, we checked the data available to the public (including developments in the stock exchange prices of the affiliated listed companies) and surveys published about companies and the branches in which they operate, and received additional data and clarifications from the managements of Discount Investments and PEC.

4. In view of the procedures we applied, the details of which are mentioned above, and in view of the low sensitivity, as mentioned, of the exchange ratio to changes in the values of the affiliated companies, in our opinion, despite changes which took place in the evaluations of some of the affiliated companies, there were no material developments or changes from the date of the Opinion relating to the value of the net assets of Discount Investments and PEC, which would require a change in the Opinion.


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5.   It should be emphasized that this letter should be read together with our letter of October 15, 1998.

6.   This letter is not a reevaluation of the exchange ratio.

7. In addition, we were requested to give a professional opinion regarding the fairness of the issue of 10,712 additional shares of Discount Investments to IDB Development in consideration for 3,484 shares of Property and Building Corp. Ltd., based on the net asset value of Discount Investments and the value of Property and Building Corp. Ltd. as determined in the said exchange ratio evaluation. In our opinion the issue of 10,712 additional shares of Discount Investments in consideration for 3,484 shares of Property and Building Ltd. was fair and reasonable from the point of view of IDB Development.

8. We agree that this letter will be included and/or mentioned in the amended Immediate Report to be published regarding the engagement.



                                                      Yours sincerely,


                                                        Arie Ovadia
                                            A.O. Adav Financial Consultants Ltd.


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            [LETTERHEAD OF A.O. ADAV FINANCIAL CONSULTANTS LTD.]


                                                      Tel Aviv, October 15, 1998


Messrs:
The Board of Directors of IDB Development Corporation Ltd.
3 Daniel Frisch Street
Tel Aviv.


Dear Members of the Board of Directors,

               RE: FAIRNESS OF THE EXCHANGE RATIO BETWEEN SHARES
                 OF DISCOUNT INVESTMENTS CORPORATION LTD. AND
                  SHARES OF PEC ISRAEL ECONOMIC CORPORATION
                  -----------------------------------------

1. We were requested by you to give a professional opinion relating to the fairness of the exchange ratio determined in the framework of the agreement for a transfer of 14,937,792 common shares of US$1 par value each of PEC Economic Corporation ("PEC"), which comprise 81.4% of the rights in that company, held by IDB Development Corporation Ltd. (hereinafter: "IDB Development") to Discount Investments Corporation Ltd. ("Discount Investments") in consideration for a private placement of 17,395,593 common shares of NIS 1 par value each of Discount Investments (hereinafter: "the Private Placement"). The exchange ratio was determined according to an average ratio of 1.327 between the net assets value of Discount Investments and the net assets value of PEC. It should be mentioned that the investment portfolios of the two companies are very similar in their composition and about 80% of the net value of the assets of the two companies are based on identical investments in over 40 corporations. According to simulations carried out by us, the exchange ratio has a very low sensitivity to changes within reasonable fields (+/- 25%) of the value of the companies' net assets.

2. The Opinion focuses on the question whether the exchange ratio determined in the said agreement reflects, from an economic point of view, a fair and reasonable exchange ratio from the point of view of IDB Development.

3. For the purpose of preparing the Opinion we based ourselves on data included in the opinions of Prof. Yitzhak Swary and Uri Cohen, CPA. of Yitzhak Swary Ltd., dated October 15, 1998 ("Swary") and we assumed their correctness, exactness and completeness. We were not requested and did not carry out independent checks to verify the above-mentioned data or to verify the Results of Operations of Discount Investments and PEC and/or the companies held by them.

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4.   For the purpose of preparing the Opinion, we studied the following documents:

     4.1   Swary's opinion.

     4.2 The working papers of Itzbak Swary Ltd. with regard to Swary's opinion.

     4.3 The audited financial statements of Discount Investments and PEC for the year ended December 31, 1997 and the reviewed financial statements for the period of six months ended June 30, 1998.

     4.4 The audited financial statements of the companies held by Discount Investments and PEC for the year ended December 31, 1997 and the reviewed financial statements for the period of six months ended June 30, 1998.

     4.5   PEC's 10-K form for the year ended December 31, 1997.

     4.6   PEC's 10-Q form for the period of 6 months ended June 30, 1998.

     4.7 Publicly available data and reviews published about the Companies and branches in which they operate.

     4.8 The clarifications given to us by Discount Investments and PEC on our request regarding details in the agreement and the items in the financial statements.

     4.9 The immediate reports of Discount Investments and IDB Development dated October 15, 1998 which relate to the Private Placement.

5. For the purpose of preparing our Opinion we met with Prof. Swary and Uri Cohen, CPA of Swary Ltd., and received from them explanations and details about Swary's Opinion.

6. The Opinion does not include any stand or recommendation whether to carry out the Private Placement. The Opinion is not a recommendation to shareholders of Discount Investments and/or PEC and/or IDB Development how to vote in general meetings with regard to the Private Placement.

7. We hereby certify that we have no personal interest in Discount Investments and/or PEC and/or IDB Development and that we have no personal interest in the exchange ratio determined. It should be clarified that we were not partners in the negotiations between Discount Investments and IDB Development.

8. Regarding the Opinion IDB Development undertook to A.O. Adav Financial Consultants Ltd. (hereinafter: "Adav") as follows: If Adav will be sued in a legal proceedings to pay any amount whatsoever to a third party in a legal proceeding for a reason which may result directly or indirectly from this Opinion, IDB Development will compensate Adav for all reasonable expenses which Adav will accrue or be required to pay for legal representation, legal consulting, professional consulting, defending itself from legal proceedings, negotiations, etc., and IDB Development will compensate ADAV for the amount it will be charged, in the legal

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     proceeding, to pay a third party over and above one million US dollars.
     The amount of compensation will not apply if it is determined that Adav acted in supplying the services, the subject of the Opinion, with serious negligence or with malicious intent.

9. After studying the documents mentioned in clause 4 and our meetings as detailed in clause 5, we consider, to the best of our professional opinion, that the exchange ratio determined in the said agreement in clause 1 above, reflects a fair and reasonable ratio from the point of view of IDB Development.

     We would like to emphasize, that in view of the legal limitations connected with the possibility of a public issue in the U.S. of Cellcom Israel Ltd. ("Cellcom") whose shares are held among others by Discount Investments and PEC, we were requested by you to check the fairness and reasonability of the exchange ratio taking into account the general indication of a ratio in the field of Cellcom's value. The indication is based on a comparison of the market prices and multipliers of similar European cellular companies, taking into account the discount resulting from a lack or marketability and liquidity of the investment in Cellcom compared to those companies checked. We should state that the investments of Discount Investments and PEC in Cellcom are material to their economic value, but the ownership has little significant effect on the exchange ratio due their identical holdings in Cellcom. It should be emphasized that in view of your aforementioned instructions, we did not carry out an evaluation and did not apply any other procedures relating to the investments in Cellcom.

     As in our Opinion the indications checked by us and the range of variance checked by us with regard to the value of Cellcom (+/- 25%) reflect a reasonable range of Cellcom's economic value, and as a change in the estimated value of Cellcom in the range mentioned, does not result in a significant variance in the results of the exchange ratio. In our Opinion this limitation does not harm the reasonability and validity that the exchange ratio is fair and reasonable.

10. The Opinion does not express the price in which the shares of Discount Investments and/or PEC should be traded after the notice of approval or after implementation of the Private Placement. The evaluation of the exchange ratio is not an evaluation of the value of the assets or the share capital of Discount Investments and/or PEC.

11. We hereby agree that this Opinion is attached and/or mentioned in the Immediate Report.


                                                      Yours sincerely,


                                                        Arie Ovadia
                                            A.O. Adav Financial Consultants Ltd.